FROM 14/ST. 13:13/No. 7500000464 P



SECURITIE 10030744
W........., D.C. 20549

Securities and Exchange Commission
RECEIVED
MAR 29 2010
Branch of Registrations and Examinations

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-53232

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pointe Capital, Inc. NKA JHS CAPITAL ADVISORS INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4800 T-Rex Avenue, Suite 100

(No. and Street)

Boca Raton	Florida	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul R. Richardson (561) 208-4460

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Piaker & Lyons

(Name – *if individual, state last, first, middle name*)

572 South Salina Street	Syracuse	New York	13202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul R. Richardson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pointe Capital, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public


MACE N. MARAMAN JR.
Notary Public - State of Florida
My Comm. Expires Oct 21, 2012
Commission # DD 831619
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

POINTE CAPITAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2009

CONTENTS

POINTE CAPITAL, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2009

PAGE

FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION


Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Pointe Capital, Inc.
Boca Raton, Florida

We have audited the accompanying statements of financial condition of **POINTE CAPITAL, INC.** as of December 31, 2009 and 2008, and the related statements of income, changes in equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pointe Capital, Inc. as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Piaker & Lyons

PIAKER & LYONS

Syracuse, New York
February 19, 2010

572 South Salina Street • Syracuse, New York 13202 • (315) 471-8109 • Fax: (315) 471-3293

POINTE CAPITAL, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

ASSETS

	2009	2008
Cash	$ 377,362	$ 89,963
Deposits With Clearing Firm	153,972	217,162
Marketable Securities	28	1,798
Receivables – Clearing Agent	947,680	600,611
Receivables - Other	201,754	340,815
Prepaid Expenses and Deposits	28,807	51,634
Property and Equipment – Net	26,403	32,735
Goodwill	4,377,728	1,760,747
Advances to Affiliates	-	4,866,052
TOTAL ASSETS	$ 6,113,734	$ 7,961,517

LIABILITIES AND STOCKHOLDER'S EQUITY

	2009	2008
LIABILITIES		
Accounts Payable	$ 160,902	$ 23,807
Accrued Expenses	68,382	40,362
Commissions Payable to Brokers	971,911	669,567
Liability – Clearance Account	-	975
Note Payable – Subordinated Debt	3,113,950	3,113,950
TOTAL LIABILITIES	4,315,145	3,848,661
STOCKHOLDER'S EQUITY		
Common Stock - $.01 Par Value – 200,000 Shares Authorized, 100 Shares Issued and Outstanding	1	1
Additional Paid In Capital	1,465,026	4,040,503
Retained Earnings	333,562	72,352
TOTAL STOCKHOLDERS' EQUITY	1,798,589	4,112,856
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 6,113,734	$ 7,961,517

The Notes to Financial Statements are an integral part of this statement.

POINTE CAPITAL, INC.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUES		
Commission and Transaction Income	$ 14,922,275	$ 15,165,562
Interest Income	166,399	317,776
Other Income	29,654	32,679
Loss on Sale of Securities	-	(44,426)
TOTAL REVENUES	15,118,328	15,471,591
EXPENSES		
Clearing Charges and Quote Fees	454,237	560,216
Depreciation	12,235	12,150
Insurance Expense	242,511	296,969
Interest Expense	188,845	93,693
Miscellaneous Expense	26,547	89,401
Office Supplies and Expense	81,082	111,052
Payroll and Commission Expense	13,360,259	13,672,108
Professional Fees	236,183	31,518
Registration Fees	72,695	88,746
Rent	107,586	105,196
Travel and Entertainment	21,179	8,544
Utilities and Telephone	53,759	47,439
TOTAL EXPENSES	14,857,118	15,117,032
NET INCOME	$ 261,210	$ 354,559

The Notes to Financial Statements are an integral part of this statement.

POINTE CAPITAL, INC.

STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Stock	Additional Paid-in-Capital	Retained Earnings (Deficit)	Total Equity
Balance – January 1, 2008	$ 1	$ 4,040,503	$(282,207)	$ 3,758,297
Net Income	-	-	354,559	354,559
Balance – December 31, 2008	1	4,040,503	72,352	4,112,856
Shareholder Distribution	-	(5,192,459)	-	(5,192,459)
Paid In Capital From Revaluation – New Basis of Accounting	-	2,616,982	-	2,616,982
Net Income	-	-	261,210	261,210
Balance – December 31, 2009	$ 1	$ 1,465,026	$ 333,562	$ 1,798,589

The Notes to Financial Statements are an integral part of this statement.

POINTE CAPITAL, INC.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Balance – January 1	$ 3,113,950	$ -
Subordinated Liabilities – Approved for Inclusion in Net Capital	-	3,113,950
Balance – December 31	$ 3,113,950	$ 3,113,950

The Notes to Financial Statements are an integral part of this statement.

POINTE CAPITAL, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:		
Cash Flows From Operating Activities:		
Net Income	$ 261,210	$ 354,559
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	12,235	12,150
Changes in Operating Assets and Liabilities:		
Deposits With Clearing Firm	63,190	16,195
Marketable Securities	1,770	37,501
Receivables – Clearing Agent	(347,069)	460,782
Receivables - Other	139,061	(250,063)
Prepaid Expenses and Deposits	22,827	(13,384)
Accounts Payable	137,095	9,037
Accrued Expenses	28,020	(88,041)
Commissions Payable to Brokers	302,344	(485,331)
Liability – Clearance Account	(975)	(35,420)
Net Cash Provided by Operating Activities	619,708	17,985
Cash Flows From Investing Activities:		
Purchase of Property and Equipment	(5,903)	(10,574)
Cash Flows From Financing Activities:		
Proceeds from Subordinated Debt	-	3,113,950
Affiliate Advances	(326,406)	(3,338,255)
Net Cash Used in Financing Activities	(326,406)	(224,305)
Net Increase (Decrease) in Cash and Cash Equivalents	287,399	(216,894)
Cash – Beginning of Year	89,963	306,857
Cash – End of Year	$ 377,362	$ 89,963
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest Paid	$ 188,845	$ 93,693
Corporate Income Tax Payments	-	-

The Notes to Financial Statements are an integral part of this statement.

POINTE CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Operations and Concentration of Credit Risk – Pointe Capital, Inc., is engaged in the securities and investment brokerage business. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company monitors its cash balances which at times exceed FDIC insurance coverages.

The Company has changed its name from Pointe Capital, Inc. to JHS Capital Advisors, Inc. subsequent to December 31, 2009.

Accounting Method – The Company's financial statements are prepared using the accrual basis as specified in the AICPA's Audit and Accounting Guide – "Audits of Brokers and Dealers in Securities." Transactions in securities are recorded on a trade date basis for financial statement and tax purposes.

Customer Accounts – Fully Disclosed Basis – The Company operates pursuant to paragraph (k)(2)(ii) of Rule 15c3-3 and does not carry customer accounts or clear customer transactions. Accordingly, all customer transactions are executed and cleared on behalf of the Company by Legent Clearing (Legent), Penson Financial Services, Inc. (Penson), and RBC DAIN Correspondent Services (RBC) on a fully disclosed basis. The Company's agreement with Legent, Penson, and RBC provides that as clearing broker, Legent, Penson, and RBC will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securites Exchange Act of 1934, as amended, and will perform all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to Legent, Penson, and RBC. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from those estimates.

Marketable Securities – Marketable securities are valued at fair market value. The resulting difference between cost and market is included in income as an unrealized investment gain or loss.

Receivables – Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. At December 31, 2009 and 2008, no allowance was deemed necessary by management.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment – Purchases of property and equipment are recorded at cost. Depreciation is provided on the straight-line and accelerated methods, which are considered adequate for the recovery of the assets over their estimated useful lives. Depreciation expense totaled $12,235 and $12,150 for the years ended December 31, 2009 and 2008, respectively.

Property and Equipment primarily consists of equipment, furniture, and fixtures. Balances as of December 31 are as follows:

	2009	2008
Property and Equipment – At Cost	$ 63,708	$ 57,805
Less: Accumulated Depreciation	37,305	25,070
	$ 26,403	$ 32,735

Income Taxes – As of January 1,, 2008, the Company made the election to be taxed as a small business corporation under "Subchapter S" of the Internal Revenue Code, wherein the stockholder of the Company is taxed on any earnings or losses of the Company. Accordingly, the Company has no income tax provision for the year ended December 31, 2008.

On September 8, 2009, 100% of the Company's stock was acquired by another corporation, which terminated the Company's S-Corp status as of that date. Accordingly, after September 8, 2009, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the timing differences between recognition income and expense for tax and financial statement purposes, primarily for goodwill amortization. However, no income tax provision was required for 2009 as taxable income was offset by previous C-Corp net operating loss carryovers.

As of December 31, 2009, the Company has an income tax benefit primarily related to net operating loss carryovers, and goodwill amortization. This income tax benefit is offset by a corresponding valuation allowance.

Cash and Cash Equivalents – For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Business Combinations, Goodwill, and New Basis of Accounting – The Company has recorded Goodwill for various business acquisitions, for the excess of the cost of an acquisition price over the fair value of acquired net assets. Subsequently, goodwill is written down only when, and if, impairment is identified and measured, based on future events and conditions.

During the year 2009, 100% of the Company's common stock was sold twice to unrelated third parties. In accordance with the Securities and Exchange Commission's position (ASC 805-50-599-2) the Company has applied the new basis of accounting (push-down accounting) whereby goodwill and additional paid in capital of $2,616,982 was recorded to reflect the $1,800,000 fair market value purchase of 100% of the Company's stock.

No goodwill impairment was recognized during the years ended December 31, 2009 and 2008.

Subsequent Events – The Company has evaluated events and transactions that occurred between January 1, 2010 and February 19, 2010, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Reclassifications – Certain 2008 amounts have been reclassified to conform to the presentation used in 2009. These reclassifications had no effect on Year 2008 net income, net capital, or stockholder's equity.

NOTE 2 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum level of net capital, as defined under such provisions. Additionally, the Company is required to maintain a net capital ratio (a ratio of aggregate indebtedness to net capital) of not more than 15 to 1. The Company had net capital of $262,364 and $174,453 as of December 31, 2009 and 2008. The Company's net capital ratio was approximately 4.58 to 1 and 4.21 to 1 at December 31, 2009 and 2008, respectively.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company had a $4,866,052 receivable from affiliates at December 31, 2008, which was satisfied during the year 2009.

NOTE 4 – LEASE COMMITMENTS

The Company has a lease agreement for its Boca Raton, Florida office. The lease currently requires a monthly rent of $8,657, which includes a pro rata share of the building's real estate taxes and operating expenses. Lease payments escalate annually thru the expiration date of May 31, 2013. Rent expense totaled $107,586 and $105,196 for the years ended December 31, 2009 and 2008, respectively.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

In the normal course of business, customer complaints may arise. Some of these complaints may lead to civil actions. The Company maintains errors and omissions insurance to reduce the risk associated with customer claims. Although the Company is subject to several FINRA arbitration matters as of December 31, 2009, at this time the Company does not currently believe any pending litigation that would have a material effect on the financial position of the firm. The Company has not established a reserve at this time, as the amount of any potential loss is undeterminable.

NOTE 6 – NOTE PAYABLE – SUBORDINATED DEBT

The Company has a $3,113,950 subordinated note payable to Legent Clearing, LLC, as of December 31, 2009 and 2008, which matures on August 31, 2010. The note requires monthly interest only payments at prime plus 2¾ %.

NOTE 7 – STATEMENT OF CASH FLOWS – NON-CASH TRANSACTIONS

During 2009, the Company's non-cash transactions included a $2,616,982 increase in Goodwill and Additional Paid In Capital related the new basis of accounting for the sale of the Company's stock and a $5,192,459 decrease in Advances to Affiliates and Additional Paid in Capital related to a deemed shareholder distribution.

NOTE 8 – ACCOUNTING PRONOUNCEMENT

Uncertainty in Income Taxes

The Company filed income tax returns in the U.S. federal jurisdiction. The Company is not subject to U.S. federal or state income tax examinations by tax authorities for years before 2009. The Company has not been informed of any income tax examinations by either the Internal Revenue Service (IRS) or any state tax authorities for any tax years not barred by statute of limitations.

The Company has adopted the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 740, *"Income Taxes"*, as amended by FASB Accounting Standards Update (ASU) No. 2009-06, *"Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities"* effective January 1, 2009. As of January 1, 2009 management has determined there were no liabilities for unrecognized tax benefits as a result of the implementation of FASB ASC No. 740, as amended. Furthermore, management has estimated that there are no material unrecognized tax benefits for either the U.S. federal jurisdiction or the various state jurisdictions for which it is subject to income as of December 31, 2009.

The Company has not recognized any interest or penalties related to unrecognized tax benefits in the statement of operations nor has it accrued any in the balance sheet as of December 31, 2009.


Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

To the Board of Directors
Pointe Capital, Inc.
Boca Raton, Florida

We have audited the accompanying financial statements of **POINTE CAPITAL, INC.** as of and for the years ended December 31, 2009 and 2008, and have issued our report thereon dated February 19, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Piaker & Lyons

PIAKER & LYONS

Syracuse, New York
February 19, 2010

572 South Salina Street • Syracuse, New York 13202 • (315) 471-8109 • Fax: (315) 471-3293

POINTE CAPITAL, INC.

COMPUTATIONS OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1 FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
AGGREGATE INDEBTEDNESS		
Accounts Payable	$ 160,902	$ 23,807
Accrued Expenses	68,382	40,362
Commissions Payable to Brokers	971,911	669,567
Liability – Clearance Account	-	975
TOTAL AGGREGATE INDEBTEDNESS	$ 1,201,195	$ 734,711
Total Stockholders' Equity	1,798,589	4,112,856
Note Payable – Subordinated Debt	3,113,950	3,113,950
TOTAL CAPITAL	$ 4,912,539	$ 7,226,806
DEDUCTIONS		
Petty Cash	100	100
Marketable Securities	28	-
Receivables	217,109	340,815
Prepaid Expenses and Deposits	28,807	51,634
Property and Equipment – Net	26,403	32,735
Goodwill	4,377,728	1,760,747
Advances to Affiliates	-	4,866,052
Haircut on Securities	-	270
TOTAL DEDUCTIONS	4,650,175	7,052,353
NET CAPITAL	262,364	174,453
REQUIRED NET CAPITAL	80,080	50,000
CAPITAL IN EXCESS OF REQUIREMENT	$ 182,284	$ 124,453
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	4.58 to 1	4.21 to 1

See Independent Auditors' Report on Supplemental Information

POINTE CAPITAL, INC.

RECONCILATIONS OF NET CAPITAL TO FORM X-17a-5 FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
NET CAPITAL REPORTED ON DECEMBER FORM X-17a-5	$ 257,447	$ 187,888
ADJUSTMENTS ARISING FROM AUDIT ADJUSTMENTS WHICH AFFECT NET CAPITAL – FORM X-17a-5:		
Cash Adjustment	(166)	5,444
Receivables – Clearing Agent	-	21,834
Adjustment of Accounts Payable and Accrued Expenses	5,083	(40,713)
TOTAL ADJUSTMENTS AFFECTING NET CAPITAL	4,917	(13,435)
NET CAPITAL AS ADJUSTED	$ 262,364	$ 174,453

See Independent Auditors' Report on Supplemental Information


Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

February 19, 2010

To the Board of Directors of
Pointe Capital, Inc.

Professional standards established by the American Institute of Certified Public Accountants (AICPA), specifically Statement on Auditing Standards (SAS) No. 114, *The Auditor's Communication With Those Charged With Governance,* requires independent auditors to communicate certain matters directly to the Board or those charged with governance in overseeing the financial reporting process. We have audited the financial statements of **POINTE CAPITAL, INC.** for the year ended December 31, 2009, and have issued our report thereon dated February 19, 2010. Professional standards require that we provide you with the following information related to our audit.

The Auditors's Responsibility Under Auditing Standards Generally Accepted in the United States of America

As stated in our engagement letter dated December 17, 2009, our responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with accounting principles generally accepted in the United States of America. Our audit of the financial statements does not relieve you or management of your responsibilities. Our responsibility is to plan and perform the audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement. As part of our audit, we considered the internal control of Pointe Capital, Inc. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control. We are responsible for communicating significant matters related to the audit that are, in our professional judgment, relevant to your responsibilities in overseeing the financial reporting process. However, we are not required to design procedures specifically to identify such matters.

Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing previously communicated to you in our engagement letter dated December 17, 2009 and in various discussions during January and February 2010.

572 South Salina Street • Syracuse, New York 13202 • (315) 471-8109 • Fax: (315) 471-3293

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by Pointe Capital, Inc. are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during the year ended December 31, 2009. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimates affecting the financial statements relate to the valuation of goodwill and impairment issues.

> We have evaluated the key factors and assumptions used to develop the aforementioned estimates in determining that they are reasonable in relation to the financial statements taken as a whole.

The disclosures in the financial statements are neutral, consistent, and clear. Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosure affecting the financial statements are Footnote #1 related to Business Acquisitions and Footnote #5 Related to Commitments and Contingencies.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Adjustments detected as a result of audit procedures and corrected by management related to reclassifications, year-end accruals, or items which were immaterial in nature. There were no uncorrected misstatements to the financial statements.

Disagreements with Management

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 19, 2010.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the members of the Board of Directors and management of Pointe Capital, Inc. and is not intended to be and should not be used by anyone other than these specified parties.



PIAKER & LYONS, P.C.


Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INTERNAL CONTROL REQUIRED BY SEC. RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC. RULE 15c3-3.

To the Board of Directors
Pointe Capital, Inc.
Boca Raton, Florida

In planning and performing our audit of the financial statements of Pointe Capital, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

To the Board of Directors
Pointe Capital, Inc.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



PIAKER & LYONS

Syracuse, New York
February 19, 2010


Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

---

To the Board of Directors of
Pointe Capital, Inc.
Boca Raton, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Pointe Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating Pointe Capital, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Pointe Capital, Inc.'s management is responsible for Pointe Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Piaker & Lyons

PIAKER & LYONS

Syracuse, New York
February 19, 2010

AMMENDED

SIPC-7T (29-REV 12/09)

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

JHS CAPITAL ADVISORS INC.
4800 T-REX AVE., SUITE 100
BOCA RATON, FL 33431
FINRA 53232 DECEMBER

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
KIRK KUBACH 561.703.7148

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 28892
   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (8000)
      7/1/2009
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 20892
   E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 20892
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 22047
   H. Overpayment carried forward $(1155)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JHS CAPITAL ADVISORS INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 23 day of FEBRUARY, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ___ Postmarked ___ Received ___ Reviewed

Calculations ___ Documentation ___ Forward Copy ___

Exceptions:

Disposition of exceptions:

AMMENDED

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 12 303 378
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	328 459
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	278 006
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 140 053	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 34 440	
Enter the greater of line (i) or (ii)	140 053
Total deductions	746 518
2d. SIPC Net Operating Revenues	$ 11 556 860
2e. General Assessment @ .0025	$ 28 892

(to page 1 but not less than $150 minimum)